26/April/2010

Amy Geddes
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549-3561

RE:	Blackwater Midstream Corp. Form 10-K for the year ended March 31, 2009 File No. 000-51403

Dear Amy:

Blackwater Midstream Corporation (the “Company”) is in receipt of the Securities and Exchange Commission (the “Commission”) letter dated March 29, 2010, whereby the Commission has provided comments regarding the Company’s Form 10-K for the year ended March 31, 2009.

Per our phone conversation on April 26, 2010, the Company has advised that it is currently responding to this individual item, and will respond prior to May 13, 2010 for the other items presented in the Commission’s letter.  As the Company indicated in its conversation with you, it has received several requests from shareholders for legal opinions to have the restrictive legend removed from certain shares of stock.  One of the requirements to do so pursuant to Rule 144 is for the Company to have timely filed all reports required by Section 13 or 15(d) of the Securities and Exchange Act of 1934.  The Company understands that the Commission has not represented that any filings are currently untimely.  Nonetheless, the Company wants to resolve any issues regarding item 6 of the Commission’s letter to obviate any unnecessary discussions of the issue with shareholders.

Below is the response of the Company to item number 6 of the Commission’s letter.  Based on the foregoing, I ask that you please expedite your review of the Company’s response to this individual item so that the Company can appropriately address any shareholder requests for legal opinions to remove restrictive legends on their stock.

6.We note that historical financial statements have not been prepared for the Terminal, as it had no separate legal status of existence.  Instead you have presented carve-out financial statements for the acquired entity although the operations of the Westwego facility are considered to be your predecessor.  Accordingly, as you have not filed the required financial statements and pro forma financial information you are not considered timely for purpose of Form F-3.  Further, until you have filed full audited financial statements of the acquired business for the time span required under Regulation S-X Rules 8-02 and 8-03 and the pro-forma financial information required under Regulation S-X Rule 8-05, we will not declare effective any registration statements or post-effective amendments.  In addition, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that regulation until you file the required financial statements.  Please confirm that this is your understanding or advise.  We refer to the letter from Leslie A. Overton, Associate Chief Accountant dated January 30, 2009.

Response

The Company believes the presentation of carve-out financial statements for the Westwego, LA Terminal business is appropriate given the fact that this terminal represented an immaterial portion of NuStar Energy L.P.’s (the “Predecessor” or “NuStar”) overall terminalling business.

On December 23, 2008, the Company acquired a storage terminal from NuStar. This storage terminal represented an immaterial portion of NuStar’s terminalling business. For discussion, it’s important to note that NuStar reported based on calendar year end, whereas the Company reports on a March 31 fiscal year end. Upon acquisition, NuStar became the predecessor company (“Predecessor”).

During the preparation of the Company’s 2009 Annual Report on Form 10-K, the Company presented its two most recent fiscal year ends as the Registrant, and omitted the Predecessor balance sheet. The Company concluded that the Predecessor balance sheet, which was a carve-out of a much larger company, would not be useful to the reader of its financial statements based on the fact that Westwego Terminal was not managed as a separate business. Consequently, none of the information presented in the carve-out balance sheet related to the ongoing business of the Company or the Westwego Terminal.

In addition, the Company believes that presenting the Predecessor balance sheet as of December 31, 2007 could be misleading to the readers of its financial statements. The Company was both the legal and accounting acquirer, which did not result in a recapitalization. Consequently, the capital structure of the Predecessor entity was significantly different from the Registrant.

It should be noted that the carve-out balance sheets of the Predecessor are included in the Form 8-K/A filed with the SEC on April 23, 2009.

The Company does not believe the Predecessor balance sheet as of December 31, 2007 provides useful information to its financial statement users, and further believes that the current presentation complies with Rule 3-01(a) of Regulation S-X and presents the appropriate and useful balance sheets.

Sincerely,

/s/ Donald St.Pierre
Donald St.Pierre

Blackwater Midstream Corp.

Chief Financial Officer